Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three Month and Nine Month Periods Ended September 30, 2025

PART I. FINANCIAL INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended September 30,

(in thousands of Canadian dollars, except per share amounts)	Notes	Three months		Nine months
		2025	2024	2025	2024
Revenue	4	$101,060	$138,441	$323,915	$443,049
Operating expenses	5	(57,852)	(45,935)	(161,450)	(149,330)
Depreciation		(26,168)	(32,233)	(77,991)	(100,272)
Amortization		(11,314)	(2,807)	(33,852)	(8,438)
Other operating gains (losses), net	6	251	2,272	4,070	2,254
Operating income		5,977	59,738	54,692	187,263
Interest expense	7	(54,197)	(59,443)	(164,492)	(185,815)
Gain on repurchase of debt	12	—	21,368	6,896	193,690
Interest and other income		5,718	15,668	18,760	57,033
Gain (loss) on changes in fair value of financial instruments		(63,120)	—	(109,780)	—
Gain (loss) on foreign exchange		(32,282)	35,675	84,808	(67,215)
Income (loss) before income taxes		(137,904)	73,006	(109,116)	184,956
Tax (expense) recovery	8	16,821	(5,164)	12,105	(40,192)
Net income (loss)		$(121,083)	$67,842	$(97,011)	$144,764

Net income (loss) attributable to:
Telesat Corporation shareholders		$(35,269)	$17,901	$(29,811)	$38,591
Non-controlling interest		(85,814)	49,941	(67,200)	106,173
		$(121,083)	$67,842	$(97,011)	$144,764

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(2.38)	$1.27	$(2.04)	$2.78
Diluted		$(2.38)	$1.23	$(2.04)	$2.68

Total Weighted Average Telesat Corporation Shares Outstanding
Basic	16	14,797,243	14,046,257	14,592,627	13,888,334
Diluted	16	14,797,243	16,059,104	14,592,627	15,813,555

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended September 30,

(in thousands of Canadian dollars)	Three months		Nine months
	2025	2024	2025	2024
Net income (loss)	$(121,083)	$67,842	$(97,011)	$144,764
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	87,008	(51,326)	(152,284)	89,755
Total other comprehensive income (loss)	87,008	(51,326)	(152,284)	89,755
Total comprehensive income (loss)	$(34,075)	$16,516	$(249,295)	$234,519

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders	$(10,247)	$3,684	$(72,952)	$62,820
Non-controlling interest	(23,828)	12,832	(176,343)	171,699
	$(34,075)	$16,516	$(249,295)	$234,519

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Telesat Corporation shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2024	$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983
Net income (loss)	—	38,591	—	—	—	38,591	106,173	144,764
Issuance of share capital on settlement of restricted share units, deferred share units, and performance share units	5,215	12,873	(1,071)	867	(204)	17,884	(22,719)	(4,835)
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	24,229	24,229	24,229	65,526	89,755
Share-based compensation	—	—	3,882	—	3,882	3,882	10,145	14,027
Balance as at September 30, 2024	$56,467	$585,522	$70,618	$33,897	$104,515	$746,504	$1,896,190	$2,642,694

Balance as at October 1, 2024	$56,467	$585,522	$70,618	$33,897	$104,515	$746,504	$1,896,190	$2,642,694
Net income (loss)	—	(126,311)	—	—	—	(126,311)	(320,919)	(447,230)
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	2,615	3,168	(516)	800	284	6,067	(7,934)	(1,867)
Other comprehensive income (loss), net of tax (expense) recovery of $(4,844)	—	4,954	—	78,213	78,213	83,167	216,882	300,049
Share-based compensation	—	—	853	—	853	853	2,206	3,059
Balance as at December 31, 2024	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705

Balance as at January 1, 2025	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705
Net income (loss)	—	(29,811)	—	—	—	(29,811)	(67,200)	(97,011)
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	8,758	5,848	(1,137)	2,105	968	15,574	(23,574)	(8,000)
Exchange of Limited Partnership units for Public Shares	690	8,755	1,131	1,073	2,204	11,649	(11,649)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—		—	(43,141)	(43,141)	(43,141)	(109,143)	(152,284)
Share-based compensation	—	—	2,473	—	2,473	2,473	6,140	8,613
Balance as at September 30, 2025	$68,530	452,125	73,422	72,947	146,369	667,024	1,580,999	2,248,023

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents		$482,605	$552,064
Trade and other receivables		53,187	158,930
Other current financial assets		442	565
Current income tax recoverable		8,326	29,253
Prepaid expenses and other current assets		295,950	280,460
Total current assets		840,510	1,021,272
Satellites, property and other equipment	4, 9	2,653,619	2,277,143
Deferred tax assets		4,038	3,059
Other long-term financial assets		17,662	9,767
Long-term income tax recoverable		6,993	6,993
Other long-term assets	4	396,425	516,507
Intangible assets	4, 10	461,403	497,466
Goodwill	10	2,545,357	2,612,972
Total assets		$6,926,007	$6,945,179

LIABILITIES
Trade and other payables		$111,577	$158,276
Other current financial liabilities		41,537	26,483
Income taxes payable		840	5,913
Other current liabilities		50,397	65,906
Total current liabilities		204,351	256,578
Long-term indebtedness	12	3,309,132	3,096,615
Deferred tax liabilities		154,264	175,544
Other long-term financial liabilities		737,833	630,556
Other long-term liabilities		272,404	289,181
Total liabilities		4,677,984	4,448,474

SHAREHOLDERS’ EQUITY
Share capital	13	68,530	59,082
Accumulated earnings		452,125	467,333
Reserves		146,369	183,865
Total Telesat Corporation shareholders’ equity		667,024	710,280
Non-controlling interest	14	1,580,999	1,786,425
Total shareholders’ equity		2,248,023	2,496,705
Total liabilities and shareholders’ equity		$6,926,007	$6,945,179

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars)	Notes	2025	2024
Cash flows from operating activities
Net income (loss)		$(97,011)	$144,764
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		77,991	100,272
Amortization		33,852	8,438
Tax expense (recovery)		(12,105)	40,192
Interest expense		164,492	185,815
Interest income		(19,070)	(55,970)
(Gain) loss on foreign exchange		(84,808)	67,215
(Gain) loss on changes in fair value of financial instruments		109,780	—
Share-based compensation		8,610	14,504
(Gain) loss on disposal of assets		(3,840)	366
Gain on disposal of subsidiaries		(230)	(2,620)
Gain on repurchase of debt		(6,896)	(193,690)
Deferred revenue amortization		(46,124)	(42,222)
Pension expense		4,089	4,232
Other		7,424	6,255
Income taxes paid, net of income tax received	21	8,264	(40,550)
Interest paid, net of interest received	21	(122,749)	(99,562)
Government grant received		—	2,364
Operating assets and liabilities	21	75,241	(75,647)
Net cash from operating activities		96,910	64,156

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(444,391)	(502,384)
Cash payments related to property and other equipment		(100,278)	(47,938)
Purchase of intangible assets		—	(52)
Net proceeds from disposal of assets		4,519	—
Net proceeds from disposal of subsidiaries		235	1,213
Government grant received		—	15,031
Net cash (used in) generated from investing activities		(539,915)	(534,130)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	12	404,996	—
Repurchase of indebtedness	12, 21	(4,501)	(147,908)
Payments of principal on lease liabilities	21	(2,175)	(1,808)
Satellite performance incentive payments	21	(1,400)	(2,971)
Tax withholdings on settlement of restricted and performance share units and exercise of stock options		(8,445)	(5,396)
Net cash (used in) generated from financing activities		388,475	(158,083)

Effect of changes in exchange rates on cash and cash equivalents		(14,929)	36,367

Changes in cash and cash equivalents		(69,459)	(591,690)
Cash and cash equivalents, beginning of period		552,064	1,669,089
Cash and cash equivalents, end of period		$482,605	$1,077,399

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries. References to Non-Obligor(s) refers to Telesat entities which are not obligors under the Telesat Canada credit agreement and indentures, which are Telesat Corporation and its subsidiaries excluding Telesat Canada and its Restricted Subsidiaries (as defined under the Telesat Canada credit agreement and indentures). Non-Obligors include Lightspeed LEO Limited Partnership and Telesat LEO ULC, formerly known as Telesat LEO Inc.

The Company is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1.

On September 12, 2025, the Company completed a corporate reorganization (“Reorganization”) which resulted in an indirect distribution of the equity of Telesat LEO Inc. within the wholly-owned subsidiaries of Telesat. As a result of the Reorganization, Telesat LEO Inc., which previously issued the Telesat Lightspeed Financing Warrants to the Government of Canada and the Government of Quebec (See Note 12), exchanged all its issued and outstanding common shares on a one-for-one basis for LP Units of the newly created Lightspeed LEO Limited Partnership. Telesat LEO Inc. continues as Telesat LEO ULC (“Telesat LEO”). Lightspeed Limited Partnership owns all of the issued and outstanding equity of Telesat LEO. Concurrently, the Company amended and restated its Telesat Lightspeed Financing Warrants with the Government of Canada and the Government of Quebec to change the issuing entity to be Lightspeed LEO Limited Partnership. The salient terms of the Telesat Lightspeed Financing Warrants remain unchanged from the Issuance Date. The series of transactions executed for the Reorganization were structured on a tax deferred basis for both Canadian and US tax purposes.

Telesat LEO is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, the Company successfully launched its LEO 3 satellite into orbit, and it has since replaced LEO 1.

The Company began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On November 3, 2025, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2024 consolidated financial statements of the Company. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2024, with the exception of the changes outlined in Note 3, below.

The results of operations for the nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the full fiscal year.

3. MATERIAL ACCOUNTING POLICY INFORMATION

Orbital Slot Intangible Assets

Prior to January 1, 2025, the Company’s accounting estimates concerning the appropriate useful economic lives of geostationary (“GEO”) orbital slots have been that they have indefinite lives as it was expected, with a relatively high level of certainty, that it would maintain continued occupancy of an assigned GEO orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over.

To respond to market dynamics, the Company is developing a constellation of LEO satellites. A large part of its current and future capital expenditures is expected to be related to this constellation. In light of market developments, the number of occupied operational GEO orbital slots is likely to decline over time, and management no longer believes that the existing GEO orbital slots will continue to be utilized for an indefinite period of time.

As a result, management has updated its estimates in this area such that all GEO orbital slots are now presented as finite life assets. For those orbital slots which were formerly presented as indefinite life assets, their residual carrying values will generally be amortized over the remaining life of the on-station satellite operating at that orbital position in accordance with the provisions of International Accounting Standard 38, Intangible Assets (“IAS 38”). Where more than one satellite is co-located at one position then the latest end of life amongst those satellites is used. Where the likelihood of procuring a new or replacement satellite is probable, management calculates the end of life of that uncommitted replacement and applies it in computing the amortization life of the relevant orbital slot. The useful lives applied in the amortization of orbital slots range from 1 to 34 years.

This change in accounting estimate regarding the useful lives of the orbital slots has been accounted for prospectively, beginning on January 1, 2025.

The impact on the balance sheet as at September 30, 2025 was as follows:
(in millions of dollars)
Intangible assets	$(25.7)
Accumulated earnings	$25.7

The impact on the statement of income (loss) for the three and nine months ended September 30, 2025, was as follows:
(in millions of dollars)	Three months ended September 30, 2025	Nine months ended September 30, 2025
Amortization	$(8.5)	$(25.7)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Under IFRS®, a change in the useful life of an orbital slot is an indicator of impairment, requiring an assessment. The Company performed its latest impairment test for orbital slots in the fourth quarter of the year ended December 31, 2024. Given the proximity of that assessment to the change in useful life, the Company reevaluated the key assumptions and determined that there were no material changes that would significantly affect the recoverable amount. Accordingly, the Company relied on this assessment to support its no impairment conclusion as of the date the useful life was revised.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement and provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Company is currently evaluating the impact of this new standard.

4. SEGMENT INFORMATION

The Company reports under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”.

The Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO. The accounting policies of the reportable segments are the same as those described in Note 2 and Note 3 above.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

Nine months ended September 30, 2025	GEO	LEO	Other	Consolidated
Revenue	$321,395	$2,520	$—	$323,915
Operating expenses, net of share-based compensation and non-recurring items(1)	(97,353)	(50,728)	(2,923)	(151,004)
Adjusted EBITDA(1)	$224,042	$(48,208)	$(2,923)	172,911
Share-based compensation				(8,610)
Non-recurring items(2)				(1,836)
Depreciation				(77,991)
Amortization				(33,852)
Other operating gains (losses), net				4,070
Operating income				54,692
Interest expense				(164,492)
Interest and other income				18,760
Gain on repurchase of debt				6,896
Gain (loss) on changes in fair value of financial instruments				(109,780)
Gain (loss) on foreign exchange				84,808
Income (loss) before income taxes				(109,116)
Tax (expense) recovery				12,105
Net income (loss)				$(97,011)
Capital expenditures	$2,998	$521,608	$—	$524,606
Three months ended September 30, 2025	GEO	LEO	Other	Consolidated
Revenue	$100,515	$545	$—	$101,060
Operating expenses, net of share-based compensation and non-recurring items(1)	(36,765)	(16,476)	(979)	(54,220)
Adjusted EBITDA(1)	$63,750	$(15,931)	$(979)	46,840
Share-based compensation				(3,018)
Non-recurring items(2)				(614)
Depreciation				(26,168)
Amortization				(11,314)
Other operating gains (losses), net				251
Operating income				5,977
Interest expense				(54,197)
Interest and other income				5,718
Gain on repurchase of debt				—
Gain (loss) on changes in fair value of financial instruments				(63,120)
Gain (loss) on foreign exchange				(32,282)
Income (loss) before income taxes				(137,904)
Tax (expense) recovery				16,821
Net income (loss)				$(121,083)
Capital expenditures	$739	$139,097	$—	$139,836

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Nine months ended September 30, 2024	GEO	LEO	Other	Consolidated
Revenue	$429,404	$13,645	$—	$443,049
Operating expenses, net of share-based compensation and non-recurring items(1)	(83,435)	(46,556)	(2,770)	(132,761)
Adjusted EBITDA(1)	$345,969	$(32,911)	$(2,770)	310,288
Share-based compensation				(14,504)
Non-recurring items(2)				(2,065)
Depreciation				(100,272)
Amortization				(8,438)
Other operating gains (losses), net				2,254
Operating income				187,263
Interest expense				(185,815)
Interest and other income				57,033
Gain on repurchase of debt				193,690
Gain (loss) on foreign exchange				(67,215)
Income (loss) before income taxes				184,956
Tax (expense) recovery				(40,192)
Net income (loss)				$144,764
Capital expenditures	$4,041	$656,632	$—	$660,673
Three months ended September 30, 2024	GEO	LEO	Other	Consolidated
Revenue	$137,337	$1,104	$—	$138,441
Operating expenses, net of share-based compensation and non-recurring items(1)	(26,869)	(13,686)	(1,642)	(42,197)
Adjusted EBITDA(1)	$110,468	$(12,582)	$(1,642)	96,244
Share-based compensation				(3,061)
Non-recurring items(2)				(677)
Depreciation				(32,233)
Amortization				(2,807)
Other operating gains (losses), net				2,272
Operating income				59,738
Interest expense				(59,443)
Interest and other income				15,668
Gain on repurchase of debt				21,368
Gain (loss) on foreign exchange				35,675
Income (loss) before income taxes				73,006
Tax (expense) recovery				(5,164)
Net income (loss)				$67,842
Capital expenditures	$1,753	$324,653	$—	$326,406

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance.

(2)      Non-recurring payments include severance payments and special compensation and benefits for executives and employees.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Service Revenue

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Consolidated

Revenue derived from the above services was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Broadcast	$48,615	$71,949	$154,897	$217,923
Enterprise	50,503	63,133	159,936	203,096
Consulting and other	1,942	3,359	9,082	22,030
Revenue	$101,060	$138,441	$323,915	$443,049

Operating Segments

Revenue derived from the GEO operating segment was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Broadcast	$48,615	$71,949	$154,897	$217,923
Enterprise	50,503	63,133	159,936	203,096
Consulting and other	1,397	2,255	6,562	8,385
Revenue	$100,515	$137,337	$321,395	$429,404

Revenue derived from the LEO operating segment was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Consulting and other	$545	$1,104	$2,520	$13,645
Revenue	$545	$1,104	$2,520	$13,645

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Equipment sales

Equipment sales included within the various services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Broadcast	$1	$—	$1	$—
Enterprise	334	339	1,686	6,029
Equipment sales	$335	$339	$1,687	$6,029

All revenue from equipment sales relate to the GEO segment.

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Canada	$55,063	$64,333	$169,850	$200,873
United States	28,942	50,815	99,750	167,974
Latin America & Caribbean	7,483	9,293	22,606	27,366
Europe, Middle East & Africa	7,225	8,077	21,906	24,079
Asia & Australia	2,347	5,923	9,803	22,757
Revenue	$101,060	$138,441	$323,915	$443,049

For the three and nine months ended September 30, 2025 and 2024, the revenue from the LEO segment was from the United States.

The satellites and intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic region were allocated as follows:

As at,	September 30, 2025	December 31, 2024
Canada	$2,331,339	$1,903,673
United Kingdom	303,509	349,619
United States	12,916	14,964
Europe, Middle East & Africa (excluding United Kingdom)	4,477	7,427
All others	1,378	1,460
Satellites, property and other equipment	$2,653,619	$2,277,143
As at,	September 30, 2025	December 31, 2024
Canada	$445,897	$477,221
United States	6,334	7,896
Latin America & Caribbean	8,720	8,817
All others	452	3,532
Intangible assets	$461,403	$497,466

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Other long-term assets by geographic region were allocated as follows:

As at,	September 30, 2025	December 31, 2024
Canada	$370,461	$516,507
United States	25,964	—
Other long-term assets	$396,425	$516,507

Goodwill was not allocated to geographic regions.

Major Customers

For the three and nine months ended September 30, 2025 and 2024, there were two significant customers each representing more than 10% of consolidated revenue.

5. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Compensation and employee benefits(a)	$22,439	$22,085	$70,065	$75,756
Other operating expenses(b)	30,641	17,636	75,551	45,572
Cost of sales(c)	4,772	6,214	15,834	28,002
Operating expenses	$57,852	$45,935	$161,450	$149,330

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and nine months ended September 30, 2025 included $0.5 million and $1.5 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three and nine months ended September 30, 2024 — $0.4 million and $1.5 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

6. OTHER OPERATING GAINS (LOSSES), NET

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Gain (loss) on disposal of assets	$21	$(348)	$3,840	$(366)
Gain on disposal of subsidiaries	230	2,620	230	2,620
Other operating gains (losses), net	$251	$2,272	$4,070	$2,254

Gain on disposal of a subsidiary

In July 2025, Telesat completed the final tranche of the sale of Infosat to a third party. Proceeds of $1.3 million included the final instalment of the purchase price of $0.3 million, and a working capital adjustment of $1.0 million.

Cash flows associated with the disposal in the three and nine months ended September 30, 2025 was $0.2 million.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest on indebtedness	$58,919	$55,455	$172,824	$173,411
Interest on satellite performance incentive payments	227	278	716	881
Interest on significant financing component	2,993	3,371	9,372	10,518
Interest on employee benefit plans, net	(268)	(38)	(801)	(116)
Interest on leases	523	377	1,558	1,121
Capitalized interest	(8,197)	—	(19,177)	—
Interest expense	$54,197	$59,443	$164,492	$185,815

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Current tax expense (recovery)	$(5,636)	$10,988	$8,834	$50,094
Deferred tax expense (recovery)	(11,185)	(5,824)	(20,939)	(9,902)
Tax expense (recovery)	$(16,821)	$5,164	$(12,105)	$40,192

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Income (loss) before tax	$(137,904)	$73,006	$(109,116)	$184,956
Multiplied by the statutory income tax rates	26.39%	26.40%	26.39%	26.40%
	(36,393)	19,274	(28,796)	48,828
Income tax recorded at rates different from the Canadian tax rate	(521)	(578)	(5,216)	(8,452)
Permanent differences	9,581	(8,626)	12,615	(10,895)
Effect of temporary differences not recognized as deferred tax assets	16,984	(5,568)	4,217	12,994
Foreign taxes	(36)	—	(170)	—
Change in estimates related to prior periods	36	(293)	126	(255)
Foreign exchange	(6,569)	1,065	4,608	(1,972)
Other	97	(110)	511	(56)
Tax expense (recovery)	$(16,821)	$5,164	$(12,105)	$40,192
Effective income tax rate	12.20%	7.07%	11.09%	21.73%

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2025, the Company had additions of $524.6 million (nine months ended September 30, 2024 — $660.7 million) primarily related to acquisitions associated with the LEO program.

10. GOODWILL AND INTANGIBLE ASSETS

As stated in Note 3, commencing on January 1, 2025, the orbital slots were accounted for as finite life intangible assets. The change in estimate from indefinite life to finite life and the subsequent amortization on the orbital slots are summarized below.

	Orbital slots (indefinite life)	Orbital slots (finite life)	Total
Cost as at January 1, 2025	$611,173	$—	$611,173
Transfer to finite life	(611,173)	611,173	—
Impact of foreign exchange	—	(392)	(392)
Cost as at September 30, 2025	$—	$610,781	$610,781
Accumulated impairment as at January 1, 2025	$(258,877)	$—	$(258,877)
Transfer to finite life	258,877	(258,877)	—
Amortization	—	(25,713)	(25,713)
Impact of foreign exchange	—	113	113
Accumulated amortization as at September 30, 2025	$—	$(284,477)	$(284,477)
Net carrying values
As at December 31, 2024	$352,296	$—	$352,296
As at September 30, 2025	$—	$326,304	$326,304

During the nine-months ended September 30, 2025, we reviewed the most sensitive assumptions to determine whether or not there were any changes in the assumptions from the valuation that was performed at the end of 2024. Based upon this review, there were no significant changes to the assumptions from the valuation that was performed at the end of 2024, and as such there was no impairment on goodwill, orbital slots or trade name.

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2025 were as follows:

Remainder 2025	2026	2027	2028	2029	Thereafter	Total
$1,105	$4,854	$4,793	$4,651	$4,959	$38,268	$58,630

The undiscounted contractual cash flows included $17.9 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at September 30, 2025. Based upon the assessed lease term, the expected undiscounted cash flows totaled $41.8 million.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS

As at,	September 30, 2025	December 31, 2024
Senior Secured Credit Facilities
Term Loan B – U.S. Facility(1) (September 30, 2025 and December 31, 2024 – US$1,320,531)	$1,838,179	$1,889,451
2027 Senior Unsecured Notes(2) (September 30, 2025 – US$213,035 and December 31, 2024 – US$221,250)	296,545	318,246
2026 Senior Secured Notes(3) (September 30, 2025 and December 31, 2024 – US$387,047)	538,769	566,728
2027 Senior Secured Notes(4) (September 30, 2025 and December 31, 2024 – US$224,995)	313,192	323,633
Government of Canada Telesat Lightspeed Financing(5)	355,111	—
Government of Quebec Telesat Lightspeed Financing(5)	66,376	—
	3,408,172	3,098,058
Deferred financing costs, prepayment options, warrants and loss on repayment	(99,040)	(1,443)
	3,309,132	3,096,615
Less: current indebtedness	—	—
Long-term indebtedness	$3,309,132	$3,096,615

____________

(1)      On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility of up to $200.0 million US dollars which matured in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026.

During the nine months ended September 30, 2024, Telesat repurchased a portion of Term Loan B — U.S. Facility with a principal amount of $121.1 million (US$88.7 million) in exchange for $61.1 million (US$44.8 million). Of this balance, Telesat repurchased a portion of Term Loan B — U.S. Facility in the three months ended September 30, 2024 with a principal amount of $40.9 million (US$30.0 million) in exchange for $19.4 million (US$14.3 million).

(2)      On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes, maturing in October 2027 (“2027 Senior Unsecured Notes”).

During the nine months ended September 30, 2025, Telesat repurchased 2027 Senior Unsecured Notes, with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million). There were no repurchases during the three months ended September 30, 2025.

During the three and nine months ended September 30, 2024, Telesat repurchased 2027 Senior Unsecured Notes, with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million).

(3)      On April 27, 2021, Telesat Canada issued, through a private placement, US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing in December 2026 (“2026 Senior Secured Notes”).

During the three and nine months ended September 30, 2024, Telesat repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million). There were no repurchases during the three and nine months ended September 30, 2025.

(4)      On December 6, 2019, Telesat Canada issued, through a private placement, US$400 million 4.875% Senior Secured Notes, maturing in June 2027 (“2027 Senior Secured Notes”).

During the nine months ended September 30, 2024, Telesat repurchased 2027 Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million). There were no repurchases during the three and nine months ended September 30, 2025 or the three months ended September 30, 2024.

(5)      On September 13, 2024, Telesat LEO entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”). Three advances were received during the nine months ended September 30, 2025 totaling $341.2 million from the Government of Canada and $63.8 million from the Government of Quebec. One advance was received in the three months ended September 30, 2025 totaling $54.7 million from the Government of Canada and $10.3 million from the Government of Quebec. The debt balances include $16.3 million of interest that was added to the principal balance of the loan. On October 29, 2025, Telesat LEO received an additional advance of $113.7 million from the Government of Canada and $21.3 million from the Government of Quebec.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

Telesat Lightspeed Financing Warrants

During 2024, as consideration for making available the loan facility, Telesat LEO entered into agreements with the lenders that irrevocably grant warrants equivalent to 11.87% of the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”), which were fair valued upon the completion of the conditions precedent. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of a Lightspeed LEO Limited Partnership which holds all of the Telesat LEO shares.

The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder), at any time after the second anniversary of the original date of issuance of the warrants (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement. The standard cash exercise of the warrants meets the definition of gross-settled equity instruments; on the other hand, if the cashless exercise is used, the number of units will vary depending on fair market value of the Lightspeed LEO Limited Partnership units at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument (Note 19).

Deferred Financing Charges

Deferred financing charges include the debt issue costs associated with the Telesat Lightspeed Financing and the initial value of the Telesat Lightspeed Financing Warrants granted to the Government of Canada and the Government of Quebec. As drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the deferred financing charges will be transferred to debt issue costs against the long-term indebtedness and amortized to interest expense using the effective interest method.

The activity in deferred financing charges for the nine months ended September 30, 2025 is as follows:

	Telesat Lightspeed Financing Warrants	Debt issue costs	Total
As at December 31, 2024	$617,476	$37,468	$654,944
Transferred to debt issue costs	(96,352)	(6,023)	(102,375)
Additions	—	1,000	1,000
Impact of foreign exchange	(18,847)	(1,034)	(19,881)
As at September 30, 2025	$502,277	$31,411	$533,688

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent Telesat Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	September 30, 2025		December 31, 2024
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	14,685,375	$62,190	14,080,010	$52,742
Class C Shares	112,841	6,340	112,841	6,340
	14,798,216	$68,530	14,192,851	$59,082

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

The breakdown of the number of shares of Telesat Public Shares, as at September 30, 2025, was as follows:

Telesat Public shares
Class A Common shares	3,955,135
Class B Variable Voting shares	10,730,240
Total Telesat Public shares	14,685,375

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2025 and December 31, 2024. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2024 that can be obtained on the SEC’s website at https://www.sec.gov and on the SEDAR+ at https://www.sedarplus.ca.

During the nine months ended September 30, 2025, 450,054 Restricted Share Units (“RSUs”) were settled for 226,724 Telesat Public Shares, on a net settlement basis (nine months ended September 30, 2024 — 741,633 RSUs were settled for 356,127 Telesat Public Shares, on a net settlement basis).

During the nine months ended September 30, 2024, 12,434 Deferred Share Units (“DSUs”) were settled for an equal number of Telesat Public Shares. There were no settlements of DSUs in the nine months ended September 30, 2025.

During the nine months ended September 30, 2025, 187,349 Performance Share Units (“PSUs”) were settled for 103,678 Telesat Public Shares, on a net settlement basis (nine months ended September 30, 2024 — 93,896 PSUs were settled for 67,281 Telesat Public Shares, on a net settlement basis).

During the nine months ended September 30, 2025, 252,079 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”). There were no settlements of exchanges of LP Units for Telesat Public Shares in the nine months ended September 30, 2024.

During the nine months ended September 30, 2025, 22,884 stock options were exercised in exchange for an equal number of Telesat Public Shares (nine months ended September 30, 2024 — 6,743).

The number and stated value of the outstanding LP Units of the Partnership as at September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025		December 31, 2024
	Number of shares	Stated value	Number of shares	Stated value
Class A and Class B LP Units	18,069,713	$49,451	18,321,792	$50,141
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,168,075	$88,344	36,420,154	$89,034

On consolidation into Telesat Corporation, the stated value of the LP Units is included under non-controlling interest.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at September 30, 2025, Telesat Corporation held a general partnership interest representing approximately 29% economic interest in the Partnership (December 31, 2024 — approximately 28%). The remaining 71% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2024 — 72%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan which was amended and restated as at June 18, 2024 (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plan”).

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic plan		Omnibus Plan
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1, 2025	52,628	$70.83	773,178	$13.35
Forfeited	—	$—	(15,684)	$11.89
Exercised	—	$—	(22,884)	$13.38
Outstanding September 30, 2025	52,628	$70.83	734,610	$13.38

The movement under the Historic Plan was as follows:

RSUs with time and performance criteria
Outstanding, January 1, 2025	124,080
Forfeited	—
Outstanding, September 30, 2025	124,080

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS (cont.)

The movement under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2025	964,705	555,162	189,434
Granted	257,510	204,939	33,591
Settled	(450,054)	(187,349)	—
Forfeited	(49,474)	(31,437)	—
Outstanding, September 30, 2025	722,687	541,315	223,025

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity Awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net income (loss) attributable to Telesat Corporation Shares	$(35,269)	$17,901	$(29,811)	$38,591
Effect of diluted securities	—	1,852	—	3,789
Diluted net income (loss) attributable to Telesat Corporation Shares	$(35,269)	$19,753	$(29,811)	$42,380

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Basic total weighted average number of Telesat Corporation Shares outstanding	14,797,243	14,046,257	14,592,627	13,888,334
Effect of diluted securities
Stock options	—	48,137	—	18,437
RSUs	—	1,173,594	—	1,194,740
DSUs	—	168,020	—	148,120
PSUs	—	623,096	—	563,924
Diluted total weighted average number of Telesat Corporation Shares outstanding	14,797,243	16,059,104	14,592,627	15,813,555

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until June 30, 2028 relating to the Telesat Lightspeed constellation.

For the nine months ended September 30, 2025, the Company recorded $2.6 million relating to the agreement (nine months ended September 30, 2024 — $12.3 million).

Of the amount recorded in the nine months ended September 30, 2025, no amount was recorded as a reduction to satellites, property and other equipment and $2.6 million was recorded as a reduction to operating expenses (nine months ended September 30, 2024 — $3.8 million was recorded as a reduction to satellites, property and other equipment and $8.5 million was recorded as a reduction to operating expenses).

18. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Telesat Canada Debt and Telesat Lightspeed Financing and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, warrants and loss on repayment as defined in Note 12).

The Company’s capital was as follows:

As at	September 30, 2025	December 31, 2024
Shareholders’ equity (excluding reserves)	$520,655	$526,415
Non-controlling interest	$1,580,999	$1,786,425
Debt financing (excluding deferred financing costs, prepayment options, warrants and loss on repayment)	$3,408,172	$3,098,058

The Company’s operating results are tracked against budget and this analysis is reviewed by senior management.

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2025.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2025, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $553.9 million (December 31, 2024 — $721.3 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The following table provides breakdown by maturity of financial assets as at September 30, 2025:

	Carrying amount	Contractual cash flows
		Remaining 2025	2026	2027	2028	2029	Thereafter
Cash and cash equivalents	$482,605	$482,605	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	47,422	47,422	—	—	—	—	—
Deferred receivables	22,276	2,228	15,968	949	828	768	1,535
Other financial assets	1,593	442	—	—	—	—	1,151
	$553,896	$532,697	$15,968	$949	$828	$768	$2,686

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2025, North American and International customers made up 64% and 36% of the outstanding trade receivable balance, respectively (December 31, 2024 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2025 was $13.7 million (December 31, 2024 — $8.9 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at September 30, 2025, a portion of the indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $2,986.7 million, before netting of deferred financing costs, prepayment options, warrants and loss on repayment. As at December 31, 2024, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,098.1 million, before netting of deferred financing cost, prepayment options and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions and denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Financing Warrant derivative liabilities and Telesat Lightspeed Financing indebtedness. As at September 30, 2025, the derivative liabilities and indebtedness had balances of $726.9 million and $421.5 million, respectively (December 31, 2024 — $617.1 million and $Nil, respectively), with $502.3 million recorded against deferred charges (December 31, 2024 — $617.5 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

As at September 30, 2025, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $89.6 million (December 31, 2024 — $185.0 million) and increased (decreased) other comprehensive income (loss) by $47.2 million (December 31, 2024 — $13.4 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $1.4 million and $4.0 million for three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 — $1.2 million and $3.5 million), excluding any impact from the capitalization of interest tied to the Telesat Lightspeed Financing.

Liquidity risk

The Company maintains a strong liquidity position supported by sufficient working capital and access to committed borrowing agreements to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at September 30, 2025 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2025	2026	2027	2028	2029	Thereafter
Trade and other payables	$111,577	$111,577	$111,577	$—	$—	$—	$—	$—
Customer and other deposits	1,380	1,380	610	475	—	—	—	295
Satellite performance incentive payments	12,776	15,214	863	3,485	2,663	2,545	2,545	3,113
Derivative liabilities	726,941	726,941	—	—	—	—	—	726,941
Other financial liabilities	2,414	2,414	2,414	—	—	—	—	—
Indebtedness(1)	3,444,032	7,173,074	78,078	2,567,396	636,647	223,349	489,789	3,177,815
	$4,299,120	$8,030,600	$193,542	$2,571,356	$639,310	$225,894	$492,334	$3,908,164

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on repayment. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$38	$2,476
Indebtedness	$35,860	$1,258,233

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2025	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$482,605	$—	$482,605	Level 1
Trade and other receivables	53,187	—	53,187	(1)
Other current financial assets	442	—	442	Level 1
Other long-term financial assets	17,662	—	17,662	Level 1
Trade and other payables	(111,577)	—	(111,577)	(1)
Other current financial liabilities	(41,537)	—	(41,571)	Level 2
Other long-term financial liabilities	(10,894)	(726,941)	(737,642)	Level 2, Level 3
Indebtedness(2)	(3,408,172)	—	(2,628,199)	Level 2
	$(3,018,284)	$(726,941)	$(2,965,093)
As at December 31, 2024	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$552,064	$—	$552,064	Level 1
Trade and other receivables	158,930	—	158,930	(1)
Other current financial assets	565	—	565	Level 1
Other long-term financial assets	9,767	—	9,767	Level 1
Trade and other payables	(158,276)	—	(158,276)	(1)
Other current financial liabilities	(26,483)	—	(26,272)	Level 2
Other long-term financial liabilities	(13,421)	(617,135)	(630,962)	Level 2, Level 3
Indebtedness(2)	(3,098,058)	—	(1,688,023)	Level 2
	$(2,574,912)	$(617,135)	$(1,782,207)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on prepayment (December 31, 2024 — excludes deferred financing costs, prepayment options and loss on prepayment).

Assets pledged as security

The Senior Secured Credit Facilities, 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of the Non-Obligors. The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business which assets are held by the Non-Obligors.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2025, cash and cash equivalents included $15.5 million (December 31, 2024 — $13.3 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2025 and December 31, 2024, the discount rate used was 7.2%.

The fair value of the indebtedness, excluding the Telesat Lightspeed Financing, was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The rate used in the calculation of the fair value of the Telesat Lightspeed Financing is a percentage of face value of the indebtedness. The fair value of the Telesat Lightspeed Financing excludes deferred financing costs and warrants. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

	September 30, 2025	December 31, 2024
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	79.50%	55.88%
2027 Senior Unsecured Notes	49.64%	40.66%
2027 Senior Secured Notes	77.13%	56.10%
2026 Senior Secured Notes	80.44%	56.72%
Telesat Lightspeed Financing	81.77%	—%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at September 30, 2025 ranged from 3.86% to 4.29% (December 31, 2024 — 4.37% to 4.63%).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Telesat Lightspeed Financing Warrants were valued based upon an option pricing framework, incorporating an American-style exercise option, which allows for early exercise before expiry. In determining the unobservable inputs, the Company uses observable market inputs such as industry reports, interest rate yield curves, current rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

For the nine-months ended September 30, 2025, the value of the Telesat Financing Warrants was as follows:

	Government of Canada	Government of Quebec	Total
As at December 31, 2024	$519,948	$97,187	$617,135
Change in fair value	92,492	17,288	109,780
Impact of foreign exchange	21	4	25
As at September 30, 2025	$612,461	114,479	726,940

20. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

Three months ended September 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,062	$132	$1,194	$167	$—	$167
Interest (income) expense	$(624)	$35	$(589)	$263	$58	$321
Three months ended September 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,088	$177	$1,265	$146	$—	$146
Interest (income) expense	$(419)	$100	$(319)	$234	$47	$281
Nine months ended September 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,184	$403	$3,587	$502	$—	$502
Interest (income) expense	$(1,856)	$106	$(1,750)	$790	$159	$949
Nine months ended September 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,262	$530	$3,792	$440	$—	$440
Interest (income) expense	$(1,261)	$301	$(960)	$704	$140	$844

No amounts were recorded on the statements of comprehensive income (loss) for the three and nine months ended September 30, 2025 or 2024.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. EMPLOYEE BENEFIT PLANS (cont.)

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at September 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$42,793	$2,510	$45,303	$23,136	$3,498	$26,634
Included in other long-term assets	$99,762	$—	$99,762	$—	$—	$—
As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$41,540	$2,993	$44,533	$22,394	$3,547	$25,941
Included in other long-term assets	$99,554	$—	$99,554	$—	$—	$—

21. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2025	2024
Cash	$467,090	$1,064,174
Short-term investments(1)	15,515	13,225
Cash and cash equivalents	$482,605	$1,077,399

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2025	2024
Income taxes paid	$(10,720)	$(48,644)
Income taxes received	18,984	8,094
	$8,264	$(40,550)

Interest paid, net of interest received was comprised of the following:

Nine months ended September 30,	2025	2024
Interest paid	$(138,238)	$(159,319)
Interest received	15,489	59,757
	$(122,749)	$(99,562)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2025	$3,096,615	$15,060	$33,375
Cash inflows	404,996	—	—
Cash outflows	(4,501)	(1,400)	(2,175)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	3,692	—	—
Gain on repurchase of debt	(6,896)	—	—
Interest paid	—	—	(1,558)
Interest accrued	16,481	—	1,558
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(102,375)	—	—
Non-cash transfers	—	(430)	—
Non-cash additions	—	—	9,491
Impact of foreign exchange	(98,880)	(492)	31
Balance as at September 30, 2025	$3,309,132	$12,738	$40,722
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2024	$3,197,019	$18,271	$33,339
Cash outflows	(147,908)	(2,971)	(1,808)
Amortization of deferred financing costs, prepayment options and loss on repayment	822	—	—
Gain on repurchase of debt	(193,690)	—	—
Non-cash additions	—	—	2,099
Interest paid	—	—	(1,121)
Interest accrued	—	—	1,121
Impact of foreign exchange	71,952	417	(95)
Balance as at September 30, 2024	$2,928,195	$15,717	$33,535

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2025	2024
Trade and other receivables	$102,749	$(5,236)
Financial assets	(8,120)	890
Other assets	(53,635)	(62,758)
Trade and other payables	1,833	(1,304)
Financial liabilities	321	(915)
Other liabilities	32,093	(6,324)
	$75,241	$(75,647)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Non-cash investing activities were comprised of:

Nine months ended September 30,	2025	2024
Satellites, property and other equipment	$87,936	$120,914
Disposal of a subsidiary	$(1,232)	$(2,677)

22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at September 30, 2025:

	Remaining 2025	2026	2027	2028	2029	Thereafter	Total
Property leases	$502	$1,312	$1,209	$1,209	$1,209	$12,898	$18,339
Capital commitments	477,471	5,568	6,264	—	—	—	489,303
Other operating commitments	12,332	14,262	11,261	10,822	11,854	41,367	101,898
	$490,305	$21,142	$18,734	$12,031	$13,063	$54,265	$609,540

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2025 to 2045.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments as at September 30, 2025 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2025, customer prepayments of $202.5 million (December 31, 2024 — $243.0 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with Public Sector Pension Investment Board (“PSP Investments”) where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the transaction to become a public company in 2021, (b) certain losses with regard to Loral Space & Communications Inc. (“Loral”) and out-of-pocket expenses of Loral and (c) certain tax matters.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $112.2 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2024 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as at the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

There were no transactions or balances with Red Isle Private Investments Inc. or MHR during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2025 were $0.7 million and $1.7 million (three and nine months ended September 30, 2024 — $3.0 million and $4.3 million).

The Company funds certain defined contribution pension plans. Contributions made to the plans for the three and nine months ended September 30, 2025 were $0.6 million and $1.7 million (three and nine months ended September 30, 2024 — $0.4 million and $1.2 million).

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and nine month periods ended September 30, 2025.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited interim condensed consolidated financial statements included herein. References to Non-Obligor(s) refers to entities which are not obligors under the Telesat Canada credit agreement and indentures, which are Telesat Corporation and its subsidiaries excluding Telesat Canada and its Restricted Subsidiaries (as defined under the Telesat Canada credit Agreement and indentures). Non-Obligors include Lightspeed LEO Limited Partnership and Telesat LEO ULC, formerly known as Telesat LEO Inc., (“Telesat LEO”)).

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to November 3, 2025, unless otherwise noted.

This MD&A makes reference to certain non-IFRS Accounting Standards measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS® Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards. Rather, these non-IFRS Accounting Standards measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards measures in the evaluation of issuers. Our management also uses non-IFRS Accounting Standards measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS Accounting Standards measure to the most closely comparable IFRS Accounting Standards measure, see below under the heading “Non-IFRS Accounting Standards Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains statements that are not based on historical fact and are “forward-looking statements” and forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used in this MD&A, statements which are not historical in nature, or which contain the words “believe,” “expect,” “plan,” “may,” “will,” “would,” “could,” “should,” “anticipate,” “estimate,” “project,” “intend” or “outlook”, or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, or provide forward looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward looking information as a result of known and unknown risks and uncertainties. All statements made in this MD&A are made only as of the date of this MD&A. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. Telesat undertakes no obligation to update the statements made in this MD&A in the event facts or circumstances subsequently change after the date of this MD&A.

These forward-looking statements and this forward looking information are not guarantees of future performance, are based on Telesat’s current expectations and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward looking information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and refinance our GEO debt, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025 with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

OPERATING HIGHLIGHTS

Equity distribution of Telesat Lightspeed business

In September 2025, Telesat Canada distributed 62% of the equity of its Telesat Lightspeed business to an indirect subsidiary of Telesat Corporation. The indirect subsidiary is wholly-owned by Telesat Canada’s parent entities and is a non-guarantor and non-obligor under Telesat Canada’s debt documents. There were no changes to the Company’s operations as a result of this transaction.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into two operating segments: low earth orbit (“LEO”) and geostationary orbit (“GEO”) and other. We provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance.

As at September 30, 2025, we provided satellite services to customers from our fleet of 14 in-orbit GEO satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we successfully launched our LEO 3 satellite into orbit, and it has since replaced LEO 1. We also deployed ground infrastructure to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware.

In September 2024, Telesat LEO completed financing agreements with the Government of Canada (“GoC”) and Government of Quebec (“GoQ”) for loans of $2.14 billion and $400 million, respectively, for the Telesat Lightspeed constellation (“Telesat Lightspeed Financing”). See “— Debt — Telesat Lightspeed Financing — Senior Secured Term Loan Facilities”, below.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we further our Telesat Lightspeed development, we anticipate that our labor costs will continue to increase.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which include a revolving facility that matured in 2024 and Term Loan B (“U.S. TLB Facility”) maturing in December 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in October 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2027 Senior Unsecured Notes”); 4.875% senior secured notes due in September 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2027 Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”). The Senior Secured Credit Facilities, 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes are collectively known as “Telesat Canada Debt”.

We also incur significant interest on the Telesat Lightspeed Financing, which we capitalize against the costs of the constellation until the constellation is in service.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our GEO satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. Although we pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2025, we remain focused on increasing the utilization of our existing satellites, the deployment and commercialization of our global Telesat Lightspeed network, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net loss for the three months ended September 30, 2025 was $121.1 million compared to net income of $67.8 million for the same period in the prior year.

Telesat Corporation’s net loss for the nine months ended September 30, 2025 was $97.0 million compared to net income of $144.8 million for the same period in the prior year.

The decrease for the three months ended September 30, 2025 was primarily due to a decrease in revenues combined with a negative variation in foreign exchange on the conversion of the U.S. dollar debt into Canadian dollars and a lower gain on repurchase of debt compared to the same periods in the prior year.

The decrease for the nine months ended September 30, 2025 was primarily due a decrease in revenues combined with a loss on the changes in the fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing and a lower gain on repurchase of debt compared to the same periods in the prior year. This was partially offset by a positive variation in foreign exchange on the conversion of the U.S. dollar debt into Canadian dollars.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2025	Q2 2025	Q3 2025	Q3 YTD 2025	December 31, 2024	September 30, 2025
US$ to $ spot rate	—	—	—	—	1.4384	1.3920
US$ to $ average rates	1.4344	1.3838	1.3773	1.3985	—	—
	Q1 2024	Q2 2024	Q3 2024	Q3 YTD 2024	December 31, 2023	September 30, 2024
US$ to $ spot rate	—	—	—	—	1.3243	1.3525
US$ to $ average rates	1.3483	1.3682	1.3640	1.3602	—	—

Revenue

	Three Months Ended September 30,		% Increase (Decrease)	Nine months Ended September 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Broadcast	$48.6	$71.9	(32.4)%	$154.9	$217.9	(28.9)%
Enterprise	50.5	63.1	(20.0)%	159.9	203.1	(21.3)%
Consulting and other	1.9	3.4	(42.2)%	9.1	22.0	(58.8)%
Revenue	$101.1	$138.4	(27.0)%	$323.9	$443.0	(26.9)%

Total revenue for the three months ended September 30, 2025 decreased by $37.4 million to $101.1 million, when compared to the same period in the prior year. Total revenue for the nine months ended September 30, 2025 decreased by $119.1 million to $323.9 million, when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $23.3 million and $63.0 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. These decreases in broadcast GEO revenue were mainly due to a lower rate on the renewal of a long-term agreement with a direct-to-home (“DTH”) customer in the fourth quarter of 2024, a non-renewal of an agreement with that same customer in the second quarter of 2025 on a satellite that reached the end of its station kept life, and the termination of service from another DTH customer in the third quarter of 2024.

Revenue from Enterprise services decreased by $12.6 million and $43.2 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The decrease in enterprise GEO revenue for the three months ended September 30, 2025 was primarily due to reductions of services to certain customers, in particular services for an Indonesian rural broadband program as well as lower revenue from aero and maritime markets. The decrease in enterprise GEO revenue for the nine months ended September 30, 2025 was primarily due to reductions of services to certain customers, in particular services for an Indonesian rural broadband program as well as lower revenue from aero and maritime markets, combined with lower equipment sales to Canadian government customers and lower revenues due to the sale of our Infosat subsidiary in 2024.

Consulting and other revenue decreased by $1.4 million and $12.9 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The decrease for the three and nine months ended September 30, 2025 was primarily due to lower LEO consulting services provided to the NASA Goddard Space Flight Center.

Expenses

	Three Months Ended September 30,		% Increase (Decrease)	Nine months Ended September 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Depreciation	$26.2	$32.2	(18.8)%	$78.0	$100.3	(22.2)%
Amortization	11.3	2.8	303.1%	33.9	8.4	301.2%
Operating expenses	57.9	45.9	25.9%	161.5	149.3	8.1%
Other operating (gains) losses, net	(0.3)	(2.3)	(89.0)%	(4.1)	(2.3)	80.6%
Expenses	$95.1	$78.7	20.8%	$269.2	$255.8	5.3%

Depreciation

Depreciation of satellites, property and other equipment decreased by $6.1 million and $22.3 million for the three and nine months ended September 30, 2025, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2025 was primarily due to the end of useful life, for accounting purposes, of our Nimiq 5 satellite in September 2024. The decrease for the nine months ended September 30, 2025 was primarily due to the end of useful lives, for accounting purposes, of our Telstar 11N satellite in March 2024 and Nimiq 5 satellite in September 2024.

Amortization

Amortization of intangible assets increased by $8.5 million and $25.4 million for the three and nine months ended September 30, 2025, when compared to the same periods in the prior year. The increases were primarily related to the amortization of orbital slots, which were transferred from indefinite life assets to finite life assets effective January 1, 2025.

Operating Expenses

	Three Months Ended September 30,		% Increase (Decrease)	Nine months Ended September 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Compensation and employee benefits	$22.4	$22.1	1.6%	$70.1	$75.8	(7.5)%
Other operating expenses	30.6	17.6	73.7%	75.6	45.6	65.8%
Cost of sales	4.8	6.2	(23.2)%	15.8	28.0	(43.5)%
Operating expenses	$57.9	$45.9	25.9%	$161.5	$149.3	8.1%

Total operating expenses increased by $11.9 million and $12.1 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year.

Compensation and employee benefits increased by $0.4 million and decreased by $5.7 million for the three and nine months ended September 30, 2025, respectively, in comparison to the same periods in the prior year. The increase for the three months ended September 30, 2025 was primarily due to an increase in wages and benefits relating to higher LEO headcount and higher bonuses, substantially offset by an increase in higher capitalized engineering related to LEO. The decrease for the nine months ended September 30, 2025 was primarily due to higher capitalized engineering related to LEO and lower share-based compensation, partially offset by an increase in wages and benefits relating to higher LEO headcount.

Other operating expenses increased by $13.0 million and $30.0 million for the three and nine months ended September 30, 2025, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher GEO legal and other professional fees, partially offset by a lower bad debt provision.

Cost of sales decreased by $1.4 million and $12.2 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The decrease for the nine months ended September 30, 2025 was primarily due to lower consulting costs tied to lower LEO consulting revenue from NASA Goddard Space Flight Center.

Interest Expense

	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Debt service costs	$58.9	$55.5	6.2%	$172.8	$173.4	(0.3)%
Interest on significant financing component	3.0	3.4	(11.2)%	9.4	10.5	(10.9)%
Interest on satellite performance incentive payments	0.2	0.3	(18.3)%	0.7	0.9	(18.7)%
Interest on employee benefit plans, net	(0.3)	—	100.0%	(0.8)	(0.1)	590.5%
Interest on leases	0.5	0.4	38.7%	1.6	1.1	39.0%
Capitalized interest	(8.2)	—	100.0%	(19.2)	—	100.0%
Interest expense	$54.2	$59.4	(8.8)%	$164.5	$185.8	(11.5)%

Interest expense included interest related to our debt, as well as interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $3.5 million and decreased by $0.6 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The increase in interest expense for the three months ended September 30, 2025 was primarily due to interest on the Telesat Lightspeed Financing under which first draws occurred in 2025, partially offset by lower interest rates on the U.S. TLB Facility. The decrease in interest expense for the nine months ended September 30, 2025 was primarily due to the impact of the repurchases of a portion of the U.S. TLB Facility, 2027 Senior Unsecured Notes, 2027 Senior Secured Notes, and 2026 Senior Secured Notes, combined with a decrease in interest rates on the U.S. TLB Facility, partially offset by interest on the Telesat Lightspeed Financing.

Interest expense on significant financing component decreased by $0.4 million and $1.1 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to lower average prepayment balances.

Interest on satellite performance incentive payments decreased by $0.1 million and $0.2 million for the three and nine months ended September 30, 2025 when compared to the same periods in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.2 million and $0.7 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year.

Interest on leases increased by $0.1 million and $0.4 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The increases were due to new leases entered into related to Telesat Lightspeed.

Capitalized interest increased by $8.2 million and $19.2 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. Balances relate to interest capitalized to the Telesat Lightspeed constellation associated with the Telesat Lightspeed Financing.

Interest and Other Income

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2025	2024	2025	2024
Interest and other income	$5.7	$15.7	$18.8	$57.0

Interest and other income decreased by $10.0 million and $38.3 million for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower interest rates, lower average cash and cash equivalent balances combined with decreases in short-term investments compared to the same periods in the prior year.

Foreign Exchange & Derivatives

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2025	2024	2025	2024
Gain (loss) on changes in fair value of financial instruments	$(63.1)	$—	$(109.8)	$—
Gain (loss) on foreign exchange	$(32.3)	$35.7	$84.8	$(67.2)

The loss on changes in fair value of financial instruments for the three and nine months ended September 30, 2025 was $63.1 and $109.8 million. The loss on changes in fair value of financial instruments was due to the change in fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing. There was no gain (loss) on changes in fair value of financial instruments for the three and nine months ended September 30, 2024.

The foreign exchange loss for the three months ended September 30, 2025 was $32.3 million and foreign exchange gain for the nine months ended September 30, 2025 was $84.8 million, compared to a foreign exchange gain of $35.7 million and a foreign exchange loss of $67.2 million for the same periods in the prior year, respectively, resulting in a negative change of $68.0 million and positive change of $152.0 million, respectively.

The loss for the three months ended September 30, 2025 was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at September 30, 2025 ($1.3920), compared to the spot rate as at June 30, 2025 ($1.3608) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The gain for the nine months ended September 30, 2025 was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at September 30, 2025 ($1.3920), compared to the spot rate as at December 31, 2024 ($1.4384) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The gain for the three months ended September 30, 2024 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at September 30, 2024 ($1.3525), compared to the spot rate as at June 30, 2024 ($1.3679), and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The loss for the nine months ended September 30, 2024 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2024 ($1.3525), compared to the spot rate as at December 31, 2023 ($1.3243), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Three Months Ended September 30,		Nine months Ended September 30,
($ millions)	2025	2024	2025	2024
Current tax expense (recovery)	$(5.6)	$11.0	$8.8	$50.1
Deferred tax expense (recovery)	(11.2)	(5.8)	(20.9)	(9.9)
Tax expense (recovery)	$(16.8)	$5.2	$(12.1)	$40.2

The tax expense (recovery) decreased by $22.0 million and $52.3 million, for the three and nine months ended September 30, 2025, respectively, when compared to the same periods in the prior year. The decrease for the three and nine months ended September 30, 2025 was primarily due to a decrease in operating income and lower gain on repurchase of debt.

Backlog

Our backlog represents future cash inflows from capacity allocation or service delivery contracts. As of September 30, 2025, GEO backlog was $0.9 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. At September 30, 2025, the expected cash inflows from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.1 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement, and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and short-term investments.

We expect our GEO backlog as at September 30, 2025 to be recognized as follows:

($ millions)	Remaining 2025	2026	2027	2028	2029	Thereafter
Backlog	$86.0	$250.3	$171.0	$102.6	$80.7	$173.2

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2025, we had $482.6 million of cash and short-term investments, including $259.1 million held in Non-Obligors. To finance the LEO constellation, we also have in aggregate $2.1 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions. As at September 30, 2025, we have drawn $405.0 million against the Telesat Lightspeed Financing.

Cash Flows from Operating Activities

Cash flows from operating activities for the nine months ended September 30, 2025 was $96.9 million, a $32.8 million increase compared to the same period in the prior year. The increase was primarily due to the collection of certain other receivables outstanding from December 2024, partially offset by the decline in revenue.

Cash Flows (used in) generated from Investing Activities

Cash used in investing activities for the nine months ended September 30, 2025 was $539.9 million. This consisted mainly of payments associated with the Telesat Lightspeed constellation.

Cash used in investing activities for the nine months ended September 30, 2024 was $534.1 million. This consisted mainly of payments associated with the Telesat Lightspeed constellation, partially offset by government grant received.

Cash Flows (used in) generated from Financing Activities

Cash generated from financing activities for the nine months ended September 30, 2025 was $388.5 million. This was primarily due to drawings under the Telesat Lightspeed Financing.

Cash used in financing activities for the nine months ended September 30, 2024 was $158.1 million. This was primarily due to the repurchase of a portion of the 2027 Senior Unsecured Notes, 2027 Senior Secured Notes, 2026 Senior Secured Notes and U.S. TLB Facility.

Government Grant

In 2019, we entered into an agreement with the GoC pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the GoC, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Nine months ended September 30, 2025	Year ended December 31, 2024
Satellites, property and other equipment	$521.7	$1,088.4
Operating expenses	53.8	77.4
Total costs incurred	$575.5	$1,165.8

Total research and development costs for Telesat Lightspeed for the nine months ended September 30, 2025 decreased by $139.2 million from $714.7 million to $575.5 million, when compared to the same period in the prior year.

The variation was primarily driven by our investment in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Nine months ended September 30, 2025	Year ended December 31, 2024
Satellites, property and other equipment	$—	$5.4
Operating expenses	2.6	8.0
Total claims	$2.6	$13.4

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at September 30, 2025 and cash flows from operating activities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements for our GEO business. Similarly, we believe our existing cash, cash flows from operating activities and drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the ongoing construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

We have from time to time used available cash to repurchase some of our existing debt. We may from time to time continue to seek to repay, repurchase, exchange, refinance or otherwise retire our existing debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the term of debt or otherwise. We may also incur additional debt to fund such transactions or exchange existing debt for newly issued debt obligations or equity or equity-like securities. Such transactions, if any, will depend on prevailing market conditions, trading prices of debt from time to time, our liquidity requirements and cash position, contractual restrictions and other factors. The amount involved in any such transactions, individually or in the aggregate, may be material. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures. We may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments, export credit agency financing, vendor financing, equity investments, including through the issuance of public equity, additional secured or unsecured debt financing, and government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our Non-Obligor subsidiaries which own, and will operate and commercialize, the Telesat Lightspeed constellation. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

We are building our Telesat Lightspeed constellation in our Non-Obligor entities and intend to complete the deployment of, operate and commercialize our Telesat Lightspeed constellation through current or future Non-Obligor entities.

Debt

Senior Secured Credit Facilities

The obligations under the credit agreement governing out Senior Secured Credit Facilities (the “Credit Agreement”) and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of its subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

As of September 30, 2025, our Senior Secured Credit Facilities is comprised of the following facility:

Term Loan B — U.S. Facility

Telesat Canada’s Term Loan B — U.S. Facility is a US$1,908.5 million facility maturing in December 2026. As at September 30, 2025, the outstanding balance was US$1,320.5 million.

Effective May 9, 2023, the Credit Agreement was amended to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Term Loan B Facility bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. There are currently no mandatory quarterly principal repayments required.

2027 Senior Secured Notes

Telesat Canada’s 2027 Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027.

As at September 30, 2025, the balance outstanding was US$225.0 million. The indenture governing the 2027 Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance and effect mergers with another entity, in each case subject to exceptions provided in the 2027 Senior Secured Notes indenture.

2026 Senior Secured Notes

In April 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026.

As at September 30, 2025, the balance outstanding was US$387.0 million. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indenture.

2027 Senior Unsecured Notes

Telesat Canada’s 2027 Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027.

As at September 30, 2025, the balance outstanding was US$213.0 million. The indenture governing the 2027 Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance and effect mergers with another entity, in each case subject to exceptions provided in the 2027 Senior Unsecured Notes indenture.

During the nine months ended September 30, 2025, we repurchased 2027 Senior Unsecured Notes with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million). The repurchase resulted in a gain on repurchase of debt of $6.9 million (US$4.9 million). The repurchase also resulted in a write-off of the related debt issue costs and prepayment options.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund Telesat Lightspeed, on September 13, 2024, Telesat LEO, (a Non-Obligor and wholly-owned subsidiary of Telesat) entered into the Telesat Lightspeed Financing with the GoC and GoQ for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

The Telesat Lightspeed Financing carries a floating interest rate of 4.75% above the 3-month term CORRA on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the Telesat Lightspeed Financing until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

The Telesat Lightspeed Financing includes both financial and non-financial covenants with which we must comply.

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the GoC and the GoQ which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of income (loss) using the effective interest method. The carrying amount against the indebtedness as of September 30, 2025 was $92.7 million.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of September 30, 2025 was $5.8 million.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business which assets are held by the Non-Obligors. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing were met.

As at September 30, 2025, $421.5 million of the Telesat Lightspeed Financing was outstanding of which $355.1 million and $66.4 million was outstanding with the GoC and GoQ, respectively. The balance consists of $405.0 million of draws combined with $16.5 million of interest which was capitalized to the principal on the loan facility. The interest capitalized against the loan facility was split between $13.9 million and $2.6 million with the GoC and GoQ, respectively. On October 29, 2025, we received an additional advance of $113.7 million from the Government of Canada and $21.3 million from the Government of Quebec.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat Canada Debt and the Telesat Lightspeed Financing.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, CORRA and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2025, is expected to be approximately $202.3 million. Our interest expense for the Telesat Lightspeed Financing is expected to be $24.2 million for the year ending December 31, 2025, which is anticipated to be capitalized against the assets under construction. The interest expense excludes the amortization of our deferred financing costs, prepayment options, warrants and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at September 30, 2025, there were no interest rate or currency derivatives that were outstanding.

We have embedded derivatives, on certain of our Telesat Canada debt, that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our 2027 Senior Unsecured Notes, the prepayment option on our 2027 Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at September 30, 2025, the fair value of the embedded derivative related to the prepayment option on our 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we also have embedded derivatives associated with the Telesat Lightspeed Financing with the GoC and GoQ. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

At their inception on November 15, 2024, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants was $604.3 million. As at September 30, 2025, the fair value of the embedded derivatives was $726.9 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models or frameworks and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars or in cases where transactions are in Canadian dollars where the functional currency is other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments combined with the Canadian dollar indebtedness and derivative liabilities held in a subsidiary with other than a Canadian functional currency. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency, and in certain cases Canadian currency, exposes us to foreign exchange risks.

For the three-month period ended September 30, 2025, we recorded a mainly non-cash foreign exchange loss of approximately $32.3 million due to a stronger U.S. to Canadian dollar spot rate ($1.3920) compared to June 30, 2025 ($1.3608).

For the three-month period ended September 30, 2024, we recorded a mainly non-cash foreign exchange gain of approximately $35.7 million due to a weaker U.S. to Canadian dollar spot rate ($1.3525) compared to June 30, 2024 ($1.3679).

For the nine-month period ended September 30, 2025, we recorded a mainly non-cash foreign exchange gain of approximately $84.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.3920) compared to December 31, 2024 ($1.4384).

For the nine-month period ended September 30, 2024, we recorded a mainly non-cash foreign exchange loss of approximately $67.2 million due to a stronger U.S. to Canadian dollar spot rate ($1.3525) compared to December 31, 2023 ($1.3243).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30, 2025	Nine months ended September 30, 2025
Revenue	43.7%	45.6%
Operating expenses	48.8%	48.3%
Interest on our indebtedness	86.0%	88.9%

We use, from time to time, currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2025, we have no currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have (decreased) increased our net income (loss) as at September 30, 2025 by $129.4 million and increased (decreased) our other comprehensive income by $19.9 million. This would have also increased (decreased) our indebtedness by $149.3 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $17.5 million, increased (decreased) our net income (loss) by $3.8 million and increased (decreased) our other comprehensive income (loss) by $13.7 million as at and for the nine months ended September 30, 2025.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and nine months ended September 30, 2025, as summarized in the table below:

($ millions)	Three months ended September 30, 2025	Nine months ended September 30, 2025
Revenue	$2.2	$7.4
Operating expenses	$1.4	$3.9
Interest on our indebtedness	$2.5	$7.7

The sensitivity analyses above assume that all other variables remain constant.

Through our Telesat Canada U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2025.

($ millions, beginning of period)	Q4 2025	2026	2027	2028	2029
U.S. TLB Facility	$1,838.2	$1,838.2	$—	$—	$—
2027 Senior Unsecured Notes	296.5	296.5	296.5	—	—
2026 Senior Secured Notes	538.8	538.8	—	—	—
2027 Senior Secured Notes	313.2	313.2	313.2	—	—
U.S. dollar denominated debt balances	$2,986.7	$2,986.7	$609.7	$—	$—

Through our Telesat LEO Canadian dollar denominated indebtedness, we are exposed to foreign exchange fluctuations, as Telesat LEO has a U.S. dollar functional currency. The following table contains our existing and anticipated drawings on the Canadian dollar denominated indebtedness balances at the beginning of each respective period. The balances are net of our scheduled debt repayments.

($ millions, beginning of period)	Q4 2025	2026	2027	2028	2029	Thereafter
Telesat Lightspeed Financing	$421.3	$934.0	$1,942.5	$2,825.8	$2,811.0	$2,518.2

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2025, we have no interest rate swaps.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $1.4 million and $4.0 million to our net income (loss) for three and nine months ended September 30, 2025, excluding any impact from interest which would be capitalized against the Telesat Lightspeed constellation.

As at September 30, 2025, through our U.S. TLB Facility and our Telesat Lightspeed Financing we are exposed to interest rate fluctuations. The following table contains the balances at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at September 30, 2025.

($ millions, beginning of period)	Q4 2025	2026	2027	2028	2029	Thereafter
U.S. TLB Facility	$1,838.2	$1,838.2	$—	$—	$—	$—
Telesat Lightspeed Financing(1)	421.3	934.0	1,942.5	2,825.8	2,811.0	2,518.2
Debt balances exposed to interest rate fluctuation	$2,259.5	$2,772.2	$1,942.5	$2,825.8	$2,811.0	$2,518.2

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 22 of our unaudited interim condensed consolidated financial statements.

NON-IFRS ACCOUNTING STANDARDS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used by management to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used by management to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended September 30,		Nine months Ended September 30,
($ millions)	2025	2024	2025	2024
Net income (loss)	$(121.1)	$67.8	$(97.0)	$144.8
Tax expense (recovery)	(16.8)	5.2	(12.1)	40.2
(Gain) loss on foreign exchange	32.3	(35.7)	(84.8)	67.2
(Gain) loss on changes in fair value of financial instruments	63.1	—	109.8	—
Interest and other income	(5.7)	(15.7)	(18.8)	(57.0)
Interest expense	54.2	59.4	164.5	185.8
Gain on repurchase of debt	—	(21.4)	(6.9)	(193.7)
Depreciation	26.2	32.2	78.0	100.3
Amortization	11.3	2.8	33.9	8.4
Other operating (gains) losses, net	(0.3)	(2.3)	(4.1)	(2.3)
Non-recurring compensation expenses(1)	0.6	0.7	1.8	2.1
Non-cash expense related to share-based compensation	3.0	3.1	8.6	14.5
Adjusted EBITDA	$46.8	$96.2	$172.9	$310.3

Revenue	$101.1	$138.4	$323.9	$443.0
Adjusted EBITDA Margin	46.3%	69.5%	53.4%	70.0%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat for the three and nine month periods ended September 30, 2025, decreased by $49.3 million and $137.4 million, respectively, when compared to the same periods in the prior year. The decreases were primarily due to a decrease in revenue, as discussed above.

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

In addition, there are restrictions of the incurrence of secured debt which is measured by a senior secured leverage ratio of 4.25:1.00, tested quarterly. We refer to this senior secured leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat Canada and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued and non-cash charges related to share-based compensation expense. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, as defined in our Telesat Canada Credit Agreement and indentures, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS Accounting Standards, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS Accounting Standards or (2) cash flows from operating activities determined in accordance with IFRS Accounting Standards. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov.

(in $ millions)	Twelve months ended September 30, 2025
Net income (loss)	$(544.2)
Impact of Non-Obligors	(178.7)
Consolidated income for Covenant Purposes	(722.9)
Plus:
Income taxes (Note 1)	(68.4)
Interest expense (Note 1)	201.2
Depreciation and amortization expense (Note 1)	137.9
Non-cash share-based compensation and pension expense (Note 1)	14.2
Other	14.7

(in $ millions)	Twelve months ended September 30, 2025
Increased (decreased) by:
Impairment	267.0
Gain on repurchase of debt	(15.7)
Loss on disposal of assets related to amalgamation of Unrestricted Subsidiaries	419.9
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	80.8
Consolidated EBITDA for Covenant Purposes	$328.7

____________

Note 1:    Adjustments for covenant purposes exclude certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS Accounting Standards measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at September 30, 2025
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,320.5
2027 Senior Unsecured Notes (US$)	213.0
2027 Senior Secured Notes (US$)	225.0
2026 Senior Secured Notes (US$)	387.0
2,145.5
Foreign exchange adjustment	841.0
Subtotal	2,986.5
Deferred financing costs and prepayment options	(99.1)
Indebtedness	$2,887.4
(in $ millions)
Indebtedness	$2,887.4
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	99.1
Add: lease liabilities	30.3
Consolidated Total Debt	3,016.9
Less: Cash and cash equivalents (max. US$100 million)	(296.5)
Consolidated Total Debt for Covenant Purposes	$2,720.4
Consolidated Total Debt	$3,016.9
Less: Unsecured debt (2027 Senior Unsecured Notes)	(296.5)
Consolidated Total Secured Debt	2,720.4
Less: Cash and cash equivalents (max. US$100 million)	(139.2)
Consolidated Total Secured Debt for Covenant Purposes	$2,581.2

As at September 30, 2025, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 8.76:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 7.86:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended September 30, 2024 was $484.1 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Corporation Quarterly Report for the three and nine month periods ended September 30, 2024 on Form 6-K furnished with the SEC on November 14, 2024, which can be obtained on the SEC website at https://www.sec.gov.

As at the date hereof, we are in compliance with our debt covenants.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the issuers, of the issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$78,150	$50,712	$544	$(28,346)	$101,060
Operating expenses	(357)	(640)	—	(57,640)	(10,561)	(17,000)	28,346	(57,852)
Depreciation	—	—	—	(3,501)	(20,957)	(1,364)	(346)	(26,168)
Amortization	—	—	—	(79)	(9,326)	(83)	(1,826)	(11,314)
Other operating gains (losses), net	—	4,834,103	—	694,543	(1,099,317)	(4,455,945)	26,867	251
Operating income (loss)	(357)	4,833,463	—	711,473	(1,089,449)	(4,473,848)	24,695	5,977
Income (loss) from equity investments	(192,834)	(5,026,286)	—	(2,061,370)	1,019,781	—	6,260,709	—
Interest expense	(27)	(42)	—	(51,054)	(3,527)	(180)	633	(54,197)
Interest and other income (expense)	75	43	—	2,618	845	2,789	(652)	5,718
Gain (loss) on changes in fair value of financial instruments	—	—	—	—	—	(63,120)	—	(63,120)
Gain (loss) on foreign exchange	145	29	—	(63,980)	(10)	22,586	8,948	(32,282)
Income (loss) before income taxes	(192,998)	(192,793)	—	(1,462,313)	(72,360)	(4,511,773)	6,294,333	(137,904)
Tax (expense) recovery	—	(41)	—	16,990	(31)	(58)	(39)	16,821
Net income (loss)	$(192,998)	$(192,834)	$—	$(1,445,323)	$(72,391)	$(4,511,831)	$6,294,294	$(121,083)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended September 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(192,998)	$(192,834)	$—	$(1,445,323)	$(72,391)	$(4,511,831)	$6,294,294	$(121,083)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(335)	496	—	5,572	(8,306)	45,541	44,040	87,008
Other comprehensive income (loss) from equity investments	43,304	42,808	—	88,542	(7,437)	—	(167,217)	—
Other comprehensive income (loss)	42,969	43,304	—	94,114	(15,743)	45,541	(123,177)	87,008
Total comprehensive income (loss)	$(150,029)	$(149,530)	$—	$(1,351,209)	$(88,134)	$(4,466,290)	$6,171,117	$(34,075)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$253,375	$174,591	$2,824	$(106,875)	$323,915
Operating expenses	(2,279)	(1,109)	—	(182,753)	(30,811)	(51,373)	106,875	(161,450)
Depreciation	—	—	—	(9,975)	(63,303)	(2,940)	(1,773)	(77,991)
Amortization	—	—	—	(201)	(27,915)	(251)	(5,485)	(33,852)
Other operating gains (losses), net	—	4,834,103	—	698,485	(1,099,367)	(4,455,056)	25,905	4,070
Operating income (loss)	(2,279)	4,832,994	—	758,931	(1,046,805)	(4,506,796)	18,647	54,692
Income (loss) from equity investments	(122,268)	(4,955,081)	—	(2,143,928)	1,020,956	—	6,200,321	—
Interest expense	(81)	(129)	—	(154,781)	(12,262)	(520)	3,281	(164,492)
Gain on repurchase of debt	—	—	—	6,896	—	—	—	6,896
Interest and other income (expense)	125	152	—	46,473	2,207	11,426	(41,623)	18,760
Gain (loss) on changes in fair value of financial instruments	—	—	—	—	—	(109,780)	—	(109,780)
Gain (loss) on foreign exchange	(52)	(59)	—	98,544	270	(22,843)	8,948	84,808
Income (loss) before income taxes	(124,555)	(122,123)	—	(1,387,865)	(35,634)	(4,628,513)	6,189,574	(109,116)
Tax (expense) recovery	—	(145)	—	13,747	(1,280)	(178)	(39)	12,105
Net income (loss)	$(124,555)	$(122,268)	$—	$(1,374,118)	$(36,914)	$(4,628,691)	$6,189,535	$(97,011)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(124,555)	$(122,268)	$—	$(1,374,118)	$(36,914)	$(4,628,691)	$6,189,535	$(97,011)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	329	63	—	(9,257)	(5,804)	(72,585)	(65,030)	(152,284)
Other comprehensive income (loss) from equity investments	(87,582)	(87,645)	—	(27,082)	(41,293)	—	243,602	—
Other comprehensive income (loss)	(87,253)	(87,582)	—	(36,339)	(47,097)	(72,585)	178,572	(152,284)
Total comprehensive income (loss)	$(211,808)	$(209,850)	$—	$(1,410,457)	$(84,011)	$(4,701,276)	$6,368,107	$(249,295)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$111,033	$72,319	$1,894	$(46,805)	$138,441
Operating expenses	(1,340)	(302)	—	(64,813)	(12,439)	(13,846)	46,805	(45,935)
Depreciation	—	—	—	(3,405)	(27,397)	(449)	(982)	(32,233)
Amortization	—	—	—	(1,335)	(625)	(82)	(765)	(2,807)
Other operating gains (losses), net	—	—	—	(4,661)	(318)	—	7,251	2,272
Operating income (loss)	(1,340)	(302)	—	36,819	31,540	(12,483)	5,504	59,738
Income (loss) from equity investments	63,557	65,108	—	32,287	465	—	(161,417)	—
Interest expense	(25)	(111)	—	(56,755)	(3,154)	(13)	615	(59,443)
Gain on repurchase of debt	—	—	—	21,368	—	—	—	21,368
Interest and other income (expense)	19	42	—	982	1,333	13,858	(566)	15,668
Gain (loss) on foreign exchange	(12)	(13)	—	32,987	(100)	2,723	90	35,675
Income (loss) before income taxes	62,199	64,724	—	67,688	30,084	4,085	(155,774)	73,006
Tax (expense) recovery	—	(1,167)	—	(2,580)	(1,038)	(379)	—	(5,164)
Net income (loss)	$62,199	$63,557	$—	$65,108	$29,046	$3,706	$(155,774)	$67,842

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$62,199	$63,557	$—	$65,108	$29,046	$3,706	$(155,774)	$67,842
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	95	(54)	—	(1,206)	(1,765)	(25,391)	(23,005)	(51,326)
Other comprehensive income (loss) from equity investments	(28,416)	(28,362)	—	(27,156)	6,707	—	77,227	—
Other comprehensive income (loss)	(28,321)	(28,416)	—	(28,362)	4,942	(25,391)	54,222	(51,326)
Total comprehensive income (loss)	$33,878	$35,141	$—	$36,746	$33,988	$(21,685)	$(101,552)	$16,516

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$343,437	$229,511	$15,896	$(145,795)	$443,049
Operating expenses	(1,867)	(903)	—	(204,102)	(41,011)	(47,242)	145,795	(149,330)
Depreciation	—	—	—	(9,624)	(81,680)	(1,740)	(7,228)	(100,272)
Amortization	—	—	—	(1,456)	(1,931)	(245)	(4,806)	(8,438)
Other operating gains (losses), net	—	—	—	(4,679)	(318)	—	7,251	2,254
Operating income (loss)	(1,867)	(903)	—	123,576	104,571	(33,331)	(4,783)	187,263
Income (loss) from equity investments	225,377	228,981	—	105,349	1,350	—	(561,057)	—
Interest expense	(79)	(322)	—	(177,821)	(9,669)	(15)	2,091	(185,815)
Gain on repurchase of debt	—	—	—	193,690	—	—	—	193,690
Interest and other income (expense)	37	129	—	80,865	5,464	46,628	(76,090)	57,033
Gain (loss) on foreign exchange	(12)	26	—	(67,059)	(287)	27	90	(67,215)
Income (loss) before income taxes	223,456	227,911	—	258,600	101,429	13,309	(639,749)	184,956
Tax (expense) recovery	—	(2,534)	—	(29,619)	(4,100)	(3,939)	—	(40,192)
Net income (loss)	$223,456	$225,377	$—	$228,981	$97,329	$9,370	$(639,749)	$144,764

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$223,456	$225,377	$—	$228,981	$97,329	$9,370	$(639,749)	$144,764
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(135)	161	—	4,053	3,888	60,456	21,332	89,755
Other comprehensive income (loss) from equity investments	68,558	68,397	—	64,344	(31,995)	—	(169,304)	—
Other comprehensive income (loss)	68,423	68,558	—	68,397	(28,107)	60,456	(147,972)	89,755
Total comprehensive income (loss)	$291,879	$293,935	$—	$297,378	$69,222	$69,826	$(787,721)	$234,519

Unaudited Interim Condensed Consolidating Balance Sheets
As at September 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$6,833	$5,316	$—	$174,262	$47,932	$248,262	$—	$482,605
Trade and other receivables	1,232	—	—	22,614	8,386	20,955	—	53,187
Other current financial assets	—	84	—	1,733	194	26	(1,595)	442
Intercompany receivables	9,254	1	—	230,578	54,992	124	(294,949)	—
Current income tax recoverable	—	3,689	—	2,166	1,712	699	60	8,326
Prepaid expenses and other current assets	127	3,857	—	6,031	2,255	283,697	(17)	295,950
Total current assets	17,446	12,947	—	437,384	115,471	553,763	(296,501)	840,510
Satellites, property and other equipment	—	—	—	73,770	392,611	2,182,017	5,221	2,653,619
Deferred tax assets	—	—	—	—	13,500	—	(9,462)	4,038
Other long-term financial assets	—	12,524	—	43,149	4,527	89	(42,627)	17,662
Long-term income tax recoverable	—	—	—	6,993	—	—	—	6,993
Other long-term assets	—	25,964	—	100,072	—	270,389	—	396,425
Intangible assets	—	—	—	1,402	336,138	154,098	(30,235)	461,403
Investment in affiliates	178,013	218,067	—	1,168,252	(67,130)	—	(1,497,202)	—
Goodwill	—	—	—	549,162	—	—	1,996,195	2,545,357
Total assets	$195,459	$269,502	$—	$2,380,184	$795,117	$3,160,356	$125,389	$6,926,007

Liabilities
Trade and other payables	$65	$34	$—	$22,523	$6,117	$82,838	$—	$111,577
Other current financial liabilities	84	—	—	38,407	4,641	—	(1,595)	41,537
Intercompany payables	2,752	158	—	57,031	232,688	2,320	(294,949)	—
Income taxes payable	—	—	—	—	935	551	(646)	840
Other current liabilities	—	—	—	31,985	17,259	1,170	(17)	50,397
Total current liabilities	2,901	192	—	149,946	261,640	86,879	(297,207)	204,351
Long-term indebtedness	—	—	—	2,986,097	—	323,035	—	3,309,132
Deferred tax liabilities	—	—	—	134,719	—	26,847	(7,302)	154,264
Other long-term financial liabilities	12,524	202	—	16	40,778	726,940	(42,627)	737,833
Other long-term liabilities	—	2,750	—	113,580	146,288	9,786	—	272,404
Total liabilities	15,425	3,144	—	3,384,358	448,706	1,173,487	(347,136)	4,677,984
Shareholders’ equity	180,034	266,358	—	(1,004,174)	346,411	1,986,869	472,525	2,248,023
Total liabilities and shareholders’ equity	$195,459	$269,502	$—	$2,380,184	$795,117	$3,160,356	$125,389	$6,926,007

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$895	$4,998	$—	$150,425	$59,066	$336,680	$—	$552,064
Trade and other receivables	1,128	—	—	34,557	16,769	106,476	—	158,930
Other current financial assets	—	4	—	228	333	6	(6)	565
Intercompany receivables	2,017	—	—	237,804	12,885	284	(252,990)	—
Current income tax recoverable	—	1,817	—	26,602	823	526	(515)	29,253
Prepaid expenses and other current assets	—	—	—	4,735	6,716	273,836	(4,827)	280,460
Total current assets	4,040	6,819	—	454,351	96,592	717,808	(258,338)	1,021,272
Satellites, property and other equipment	—	—	—	81,255	467,204	1,721,521	7,163	2,277,143
Deferred tax assets	—	—	—	—	12,837	—	(9,778)	3,059
Other long-term financial assets	—	8,464	—	48,301	4,537	81	(51,616)	9,767
Long-term income tax recoverable	—	—	—	6,993	—	—	—	6,993
Other long-term assets	—	—	—	99,987	—	416,520	—	516,507
Intangible assets	—	—	—	362	363,320	188,774	(54,990)	497,466
Investment in affiliates	388,133	471,533	—	2,719,014	53,309	—	(3,631,989)	—
Goodwill	—	—	—	549,162	—	—	2,063,810	2,612,972
Total assets	$392,173	$486,816	$—	$3,959,425	$997,799	$3,044,704	$(1,935,738)	$6,945,179

Liabilities
Trade and other payables	$39	$5	$—	$21,409	$7,132	$129,691	$—	$158,276
Other current financial liabilities	4	—	—	23,461	3,024	—	(6)	26,483
Intercompany payables	312	367	—	10,259	236,319	5,733	(252,990)	—
Income taxes payable	—	5,851	—	—	—	577	(515)	5,913
Other current liabilities	—	—	—	38,734	31,234	766	(4,828)	65,906
Total current liabilities	355	6,223	—	93,863	277,709	136,767	(258,339)	256,578
Long-term indebtedness	—	—	—	3,096,615	—	—	—	3,096,615
Deferred tax liabilities	—	—	—	156,000	—	27,742	(8,198)	175,544
Other long-term financial liabilities	8,464	209	—	19	56,345	617,135	(51,616)	630,556
Other long-term liabilities	—	3,217	—	123,382	160,800	1,782	—	289,181
Total liabilities	8,819	9,649	—	3,469,879	494,854	783,426	(318,153)	4,448,474
Total shareholders’ equity	383,354	477,167	—	489,546	502,945	2,261,278	(1,617,585)	2,496,705
Total liabilities and shareholders’ equity	$392,173	$486,816	$—	$3,959,425	$997,799	$3,044,704	$(1,935,738)	$6,945,179

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(124,555)	$(122,268)	$—	$(1,374,118)	$(36,914)	$(4,628,691)	$6,189,535	$(97,011)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	9,975	63,303	2,940	1,773	77,991
Amortization	—	—	—	201	27,915	251	5,485	33,852
Tax expense (recovery)	—	145	—	(13,747)	1,280	178	39	(12,105)
Interest expense	81	129	—	154,781	12,262	520	(3,281)	164,492
Interest income	(125)	(138)	—	(8,195)	(2,225)	(11,668)	3,281	(19,070)
(Gain) loss on foreign exchange	52	59	—	(98,544)	(270)	22,843	(8,948)	(84,808)
Gain (loss) on changes in fair value of financial instruments	—	—	—	—	—	109,780	—	109,780
Share-based compensation	447	—	—	7,363	870	(70)	—	8,610
(Income) loss from equity investments	122,268	4,955,081	—	2,143,928	(1,020,956)	—	(6,200,321)	—
(Gain) loss on disposal of assets	—	(4,834,103)	—	(698,485)	1,099,597	4,455,056	(25,905)	(3,840)
(Gain) loss on disposal of subsidiaries	—	—	—	—	(230)	—	—	(230)
Gain on repurchase of debt	—	—	—	(6,896)	—	—	—	(6,896)
Deferred revenue amortization	—	—	—	(13,715)	(32,409)	—	—	(46,124)
Pension expense	—	404	—	2,226	—	1,459	—	4,089
Other	—	—	—	1,816	5,608	—	—	7,424
Income taxes paid, net of income taxes received	—	(7,649)	—	18,784	(1,865)	(1,006)	—	8,264
Interest paid, net of interest received	44	138	—	(131,449)	(2,708)	11,226	—	(122,749)
Operating assets and liabilities	7,714	(26,852)	—	47,433	(43,022)	98,391	(8,423)	75,241
Net cash from (used in) operating activities	5,926	(35,054)	—	41,358	70,236	61,209	(46,765)	96,910

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2025 — (Continued)

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(444,391)	—	(444,391)
Cash payments related to property and other equipment	—	—	—	(2,444)	(80)	(97,754)	—	(100,278)
Net proceeds from disposal of assets	—	—	—	4,519	—	—	—	4,519
Net proceeds from disposal of subsidiaries	—	—	—	—	235	—	—	235
Return of capital to shareholder	—	35,501	—	40,566	—	—	(76,067)	—
Investment in affiliates	—	—	—	(11)	—	—	11	—
Net cash (used in) generated from investing activities	—	35,501	—	42,630	155	(542,145)	(76,056)	(539,915)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	—	—	404,996	—	404,996
Repurchase of indebtedness	—	—	—	(4,501)	—	—	—	(4,501)
Payments of principal on lease liabilities	—	—	—	(1,123)	(434)	(618)	—	(2,715)
Satellite performance incentive payments	—	—	—	—	(1,400)	—	—	(1,400)
Tax withholdings on settlement on restricted and performance share units	—	—	—	(7,548)	(491)	(406)	—	(8,445)
Dividends paid	—	—	—	(8,381)	(38,384)	—	46,765	—
Return of capital to shareholder	—	—	—	(35,501)	(40,566)	—	76,067	—
Proceeds from issuance of share capital	—	—	—	—	—	11	(11)	—
Net cash (used in) generated from financing activities	—	—	—	(57,054)	(81,275)	403,983	122,821	388,475
Effect of changes in exchange rate on cash and cash equivalent	12	(129)	—	(3,097)	(250)	(11,465)	—	(14,929)
Changes in cash and cash equivalents	5,938	318	—	23,837	(11,134)	(88,418)	—	(69,459)
Cash and cash equivalents, beginning of period	895	4,998	—	150,425	59,066	336,680	—	552,064
Cash and cash equivalents, end of period	$6,833	$5,316	$—	$174,262	$47,932	$248,262	$—	$482,605

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$223,456	$225,377	$—	$228,981	$97,329	$9,370	$(639,749)	$144,764
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	9,624	81,680	1,740	7,228	100,272
Amortization	—	—	—	1,456	1,931	245	4,806	8,438
Tax expense (recovery)	—	2,534	—	29,619	4,100	3,939	—	40,192
Interest expense	79	322	—	177,821	9,669	15	(2,091)	185,815
Interest income	(37)	(128)	—	(5,754)	(5,615)	(46,458)	2,022	(55,970)
(Gain) loss on foreign exchange	12	(26)	—	67,059	287	(27)	(90)	67,215
Share-based compensation	—	—	—	12,355	2,106	43	—	14,504
(Income) loss from equity investments	(225,377)	(228,981)	—	(105,349)	(1,350)	—	561,057	—
(Gain) loss on disposal of assets	—	—	—	48	318	—	—	366
(Gain) loss on disposal of subsidiaries	—	—	—	4,630	—	—	(7,250)	(2,620)
Gain on repurchase of debt	—	—	—	(193,690)	—	—	—	(193,690)
Deferred revenue amortization	—	—	—	(17,375)	(24,847)	—	—	(42,222)
Pension expense	—	530	—	3,702	—	—	—	4,232
Other	—	—	—	10	6,245	—	—	6,255
Income taxes paid, net of income taxes received	—	(152)	—	(33,589)	(1,935)	(4,874)	—	(40,550)
Interest paid, net of interest received	(42)	122	—	(153,234)	4,817	48,775	—	(99,562)
Government grant received	—	—	—	—	—	2,364	—	2,364
Operating assets and liabilities	2,754	(3,197)	—	1,323	(7,395)	(68,905)	(227)	(75,647)
Net cash from (used in) operating activities	845	(3,599)	—	27,637	167,340	(53,773)	(74,294)	64,156
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(502,384)	—	(502,384)
Cash payments related to property and other equipment	—	—	—	(3,022)	(88)	(44,828)	—	(47,938)
Purchase of intangible assets	—	—	—	—	(52)	—	—	(52)

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2024 — (Continued)

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Government grant received	—	—	—	—	—	15,031	—	15,031
Net proceeds from disposal of subsidiaries	—	—	—	1,213	—	—		1,213
Return of capital to shareholder	—	—	—	114,856	—	—	(114,856)	—
Investment in affiliates	—	—	—	(163,224)	—	—	163,224	—
Net cash (used in) generated investing activities	—	—	—	(50,177)	(140)	(532,181)	48,368	(534,130)

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(147,908)	—	—	—	(147,908)
Payments of principal on lease liabilities	—	—	—	(1,125)	(459)	(224)	—	(1,808)
Satellite performance incentive payments	—	—	—	(1,717)	(1,254)	—	—	(2,971)
Tax withholdings on settlement on restricted and performance share units	—	—	—	(5,016)	(349)	(31)	—	(5,396)
Dividends paid	—	—	—	—	(74,294)	—	74,294	—
Proceeds from issuance of share capital	—	—	—	—	—	163,224	(163,224)	—
Return of capital to shareholder	—	—	—	—	(114,856)	—	114,856	—
Net cash (used in) generated from financing activities	—	—	—	(155,766)	(191,212)	162,969	25,926	(158,083)
Effect of changes in exchange rate on cash and cash equivalent	11	177	—	4,430	1,500	30,249	—	36,367
Changes in cash and cash equivalents	856	(3,422)	—	(173,876)	(22,512)	(392,736)	—	(591,690)
Cash and cash equivalents, beginning of period	708	7,800	—	280,859	140,561	1,239,161	—	1,669,089
Cash and cash equivalents, end of period	$1,564	$4,378	$—	$106,983	$118,049	$846,425	$—	$1,077,399

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at September 30, 2025, were as follows:

	Number of shares	Stated value
Telesat Public shares	14,685,375	$62,190
Class C shares	112,841	6,340
	14,798,216	$68,530

The breakdown of the number of shares of Telesat Public Shares was as follows:

Telesat Public shares
Class A Common shares	3,955,135
Class B Variable Voting shares	10,730,240
Total Telesat Public shares	14,685,375

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at September 30, 2025.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2025.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at September 30, 2025 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	52,628	734,610
RSUs with time criteria	—	722,687
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	541,315
DSUs	—	223,025
	176,708	2,221,637

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the nine months ended September 30, 2025, 450,054 RSUs were settled for 226,724 Telesat Public Shares, on a net settlement basis.

During the nine months ended September 30, 2025, 187,349 PSUs were settled for 103,678 Telesat Public Shares, on a net settlement basis.

During the nine months ended September 30, 2025, 252,079 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”).

During the nine months ended September 30, 2025, 22,884 stock options were exercised in exchange for an equal number of Telesat Public Shares.

The number and stated value of the outstanding limited partnership units issued by the Partnership as at September 30, 2025, were as follows:

	Number of units	Stated value
Class A and Class B LP Units	18,069,713	$49,451
Class C LP Units	18,098,362	38,893
	36,168,075	$88,344

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2024.

Orbital Slot Intangible Assets

Prior to January 1, 2025, our accounting estimates concerning the appropriate useful economic lives of GEO orbital slots have been that they have indefinite lives as it was expected, with a relatively high level of certainty, that we would maintain continued occupancy of an assigned GEO orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over.

To respond to market dynamics, we are focused on developing our constellation of LEO satellites. A large part of our current and future capital expenditures are expected to be related to this constellation. In light of market developments, the number of occupied operational GEO orbital slots is likely to decline over time, and we no longer believe that the existing GEO orbital slots will continue to be utilized for an indefinite period of time.

As a result, we have updated our estimates in this area such that all GEO orbital slots are now presented as finite life assets. For those orbital slots which were formerly presented as indefinite life assets, their residual carrying values will generally be amortized over the remaining life of the on-station satellite operating at that orbital position in accordance with the provisions of International Accounting Standard 38, Intangible Assets (“IAS 38”). Where more than one satellite is co-located at one position then the latest end of life amongst those satellites is used. Where the likelihood of procuring a new or replacement satellite is probable, we calculate the end of life of that uncommitted replacement and apply it in computing the amortization life of the relevant orbital slot. The useful lives applied in the amortization of orbital slots range from 1 to 34 years.

This change in accounting estimate regarding the useful lives of the orbital slots has been accounted for prospectively, beginning on January 1, 2025.

The critical accounting judgements and estimates used in the application of our accounting policies are consistent with those outlined in Note 4 of the consolidated financial statements for the year ended December 31, 2024, apart from those outlined above related to the amortization of orbital slot intangible assets.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the impact of this new standard.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025. There have been no material changes to the risk factors since the filing of those reports.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.